The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated January 28, 2014.

Preliminary Pricing Supplement No. J361 To Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-180300-03 January 28, 2014
Structured Investments	Credit Suisse $ 11.50% per annum Contingent Coupon Autocallable Yield Notes due February 19, 2015 Linked to the Performance of the Common Stock of Bristol-Myers Squibb Company
General
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The securities, which we refer to as the “notes,” are designed for investors who are mildly bearish or neutral on the Reference Shares. Investors should be willing to lose some or all of their investment if a Knock-In Event occurs. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•
Subject to Automatic Early Redemption, if a Coupon Barrier Event does not occur, contingent coupons for the corresponding contingent coupon period will be paid quarterly in arrears at a Contingent Coupon Rate that is expected to be 11.50% per annum (to be determined on the Pricing Date). If a Coupon Barrier Event occurs on any Observation Date, no contingent coupon will be paid for the corresponding contingent coupon period. Contingent coupons will be calculated on a 30/360 basis from and including the Settlement Date to and excluding the earlier of the Automatic Early Redemption Date and the Maturity Date, as applicable.

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If a Trigger Event occurs, the notes will be automatically redeemed and you will be entitled to receive a cash payment equal to the principal amount of the notes you hold and any accrued and unpaid contingent coupon payable, if any, on the corresponding Contingent Coupon Payment Date. No further payments will be made in respect of the notes.

•	Senior unsecured obligations of Credit Suisse AG, acting through one of its branches, maturing February 19, 2015.†
•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•
The notes are expected to price on or about January 31, 2014 (the “Pricing Date”) and are expected to settle on or about February 7, 2014 (the “Settlement Date”). Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:*	Credit Suisse AG (“Credit Suisse”), acting through one of its branches
Reference Shares:
The common stock of Bristol-Myers Squibb Company (the “Reference Share Issuer”). The Reference Shares are identified in the table below, together with their Bloomberg ticker symbol, Initial Share Price, Coupon Barrier Price, Knock-In Price and Trigger Price:

	Reference Shares	Ticker	Initial Share Price**	Coupon Barrier Price	Knock-In Price	Trigger Price
	The common stock of Bristol-Myers Squibb Company (“BMY”)	BMY UN <Equity>
Contingent Coupon Rate:
Subject to Automatic Early Redemption, if a Coupon Barrier Event does not occur, the Contingent Coupon Rate is expected to be 11.50% per annum (to be determined on the Pricing Date) for the corresponding contingent coupon period. If a Coupon Barrier Event occurs, no contingent coupon will be paid for the corresponding contingent coupon period. Contingent coupons will be calculated on a 30/360 basis from and including the Settlement Date to and excluding the earlier of the Automatic Early Redemption Date and the Maturity Date, as applicable.

Coupon Barrier Event:	A Coupon Barrier Event will occur if on an Observation Date the closing price of the Reference Shares is less than the Coupon Barrier Price.
Coupon Barrier Price:	The Coupon Barrier Price will be approximately 80% of the Initial Share Price (to be determined on the Pricing Date).
Contingent Coupon Payment Dates:†
Subject to Automatic Early Redemption, unless a Coupon Barrier Event occurs, contingent coupons will be paid quarterly in arrears on May 6, 2014, August 5, 2014, November 4, 2014 and the Maturity Date, subject to the modified following business day convention. No contingent coupons will accrue or be payable following an Automatic Early Redemption. Contingent coupons will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Contingent Coupon Payment Date, provided that the contingent coupon payable on the Automatic Early Redemption Date or Maturity Date, as applicable, will be payable to the person to whom the Automatic Early Redemption Amount or the Redemption Amount, as applicable, is payable.

Investing in the notes involves a number of risks. See “Selected Risk Considerations” in this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per security	$1,000.00	$	$
Total	$	$	$
(1) Certain fiduciary accounts will pay a purchase price of $990.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2) J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10.00 per $1,000 principal amount of notes.

Credit Suisse currently estimates the value of each $1,000 principal amount of the notes on the Pricing Date will be between $980.00 and $985.00 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)), which is less than the Price to Public listed above.  This range of estimated values reflects terms that are not yet fixed.  A single estimated value reflecting final terms will be determined on the Pricing Date. See “Selected Risk Considerations” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.
J.P. Morgan
Placement Agent

January , 2014	(continued on next page)

(continued from previous page)

Redemption Amount:
At maturity, the Redemption Amount you will be entitled to receive will depend on the performance of the Reference Shares and whether a Knock-In Event occurs. Subject to Automatic Early Redemption, the Redemption Amount will be determined as follows:

•
If a Knock-In Event occurs, the Redemption Amount will equal the principal amount of the notes you hold multiplied by the sum of one plus the Underlying Return. In this case, the Redemption Amount will be less than $800 per $1,000 principal amount of notes. You could lose your entire investment.

	•	If a Knock-In Event does not occur, the Redemption Amount will equal the principal amount of the notes you hold.
Any payment on the notes is subject to our ability to pay our obligations as they become due.
Automatic Early Redemption:
If a Trigger Event occurs, the notes will be automatically redeemed and you will be entitled to receive a cash payment equal to the principal amount of the notes you hold (the “Automatic Early Redemption Amount”) and any accrued and unpaid contingent coupon payable, if any, on the corresponding Contingent Coupon Payment Date. No further payments will be made in respect of the notes. Payment will be made in respect of such automatic early redemption on the Contingent Coupon Payment Date immediately following the relevant Observation Date (the “Automatic Early Redemption Date”). Any payment on the notes is subject to our ability to pay our obligations as they become due.

Trigger Event:	A Trigger Event will occur on any Observation Date scheduled to occur on or after May 1, 2014 if the closing price of the Reference Shares is equal to or greater than the Trigger Price.
Trigger Price:	Expected to be 100% of the Initial Share Price (to be determined on the Pricing Date).
Knock-In Event:	A Knock-In Event will occur if the Final Share Price is less than the Knock-In Price.
Knock-In Price:	The Knock-In Price will be approximately 80% of the Initial Share Price (to be determined on the Pricing Date).
Underlying Return:	The Underlying Return will be calculated as follows:
	Final Share Price − Initial Share Price Initial Share Price	, subject to a maximum of zero
Initial Share Price:**	The closing price of the Reference Shares on the Pricing Date.
Final Share Price:	The arithmetic average of the closing prices of the Reference Shares on each of the five Valuation Dates.
Observation Dates:†	May 1, 2014, July 31, 2014, October 30, 2014 and the Final Valuation Date.
Valuation Dates:†	February 9, 2015, February 10, 2015, February 11, 2015, February 12, 2015 and February 13, 2015 (each a “Valuation Date” and February 13, 2015, the “Final Valuation Date”)
Maturity Date:†	February 19, 2015
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22547QGS9

*  Credit Suisse may act through its Nassau Branch or its London Branch.
** In the event that the closing price for the Reference Shares is not available on the Pricing Date, the Initial Share Price will be determined on the immediately following trading day on which a closing price is available.
† The determination of the closing price on each Observation Date (other than the Final Valuation Date) is subject to postponement if such date is not a trading day or as a result of a market disruption event, as described herein under “Market Disruption Events.” Each scheduled Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event, as described in the accompanying product supplement under “Description of the Securities—Market disruption events.” The Contingent Coupon Payment Dates, including the Maturity Date, are subject to postponement, each as described herein, if such date is not a business day or if (a) the determination of the closing price on the corresponding Observation Date (other than the Final Valuation Date) is postponed or (b) the Final Valuation Date is postponed, in each case because such date is not a trading day or an underlying business day or as a result of a market disruption event.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the product supplement dated March 23, 2012, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement No. U-I dated March 23, 2012:

http://www.sec.gov/Archives/edgar/data/1053092/000095010312001501/dp29492_424b2-ui.htm

•	Prospectus supplement and Prospectus dated March 23, 2012:

http://www.sec.gov/Archives/edgar/data/1053092/000104746912003186/a2208088z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the product supplement and “Selected Risk Considerations” in this pricing supplement, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Hypothetical Redemption Amounts and Total Payments on the Notes

The tables and examples below illustrate, for a $1,000 investment in the notes, hypothetical Redemption Amounts payable at maturity for a hypothetical range of Underlying Returns and, in the case of Table 2, total contingent coupon payments over the term of the notes, which will depend on the number of Coupon Barrier Events that have occurred over the term of the notes. The tables and examples below assume that (i) if a Coupon Barrier Event does not occur on an Observation Date, a contingent coupon will be paid for the corresponding contingent coupon period at a rate of 11.50% per annum, (ii) the notes are not automatically redeemed prior to maturity, (iii) the term of the notes is exactly 1 year and (iv) the Coupon Barrier Price and the Knock-In Price are 80% of the Initial Share Price. The examples are intended to illustrate hypothetical calculations of only the Redemption Amount and do not illustrate the calculation or payment of any individual contingent coupon payment.

The hypothetical Redemption Amounts and total coupon payments set forth below are for illustrative purposes only. The actual Redemption Amounts and total coupon payments applicable to a purchaser of the notes will depend on whether a Coupon Barrier Event occurs on one or more Observation Dates, whether a Knock-In Event occurs and on the Final Share Price. It is not possible to predict how many Coupon Barrier Events will occur, if any, or whether a Knock-In Event will occur, and, in the event that there is a Knock-In Event, by how much the Final Share Price will decrease in comparison to the Initial Share Price. Furthermore, it is not possible to predict whether a Trigger Event will occur. If a Trigger Event occurs, the notes will be automatically redeemed for a cash payment equal to the principal amount of the notes you hold and any accrued and unpaid contingent coupon payable and no further payments will be made in respect of the notes.

You will not be entitled to participate in any appreciation in the Reference Shares. You should consider carefully whether the notes are suitable to your investment goals. Any payment on the notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the tables and examples below have been rounded for ease of analysis.

TABLE 1: Hypothetical Redemption Amounts

Percentage Change from the Initial Share Price to the Final Share Price	Underlying Return	Redemption Amount (excluding contingent coupon payments, if any)	Total Contingent Coupon Payments
100.00%	0.00%	$1,000.00	(See table below)
90.00%	0.00%	$1,000.00
80.00%	0.00%	$1,000.00
70.00%	0.00%	$1,000.00
60.00%	0.00%	$1,000.00
50.00%	0.00%	$1,000.00
40.00%	0.00%	$1,000.00
30.00%	0.00%	$1,000.00
20.00%	0.00%	$1,000.00
10.00%	0.00%	$1,000.00
0.00%	0.00%	$1,000.00
−10.00%	−10.00%	$1,000.00
−20.00%	−20.00%	$1,000.00
−20.01%	−20.01%	$799.90
−30.00%	−30.00%	$700.00
−40.00%	−40.00%	$600.00
−50.00%	−50.00%	$500.00
−60.00%	−60.00%	$400.00
−70.00%	−70.00%	$300.00
−80.00%	−80.00%	$200.00
−90.00%	−90.00%	$100.00
−100.00%	−100.00%	$0.00

TABLE 2: The expected total contingent coupon payments will depend on how many Coupon Barrier Events occur.

Number of Coupon Barrier Events	Total Contingent Coupon Payments
A Coupon Barrier Event does not occur	$115.00
A Coupon Barrier Event occurs on 1 Observation Date	$86.25
A Coupon Barrier Event occurs on 2 Observation Dates	$57.50
A Coupon Barrier Event occurs on 3 Observation Dates	$28.75
A Coupon Barrier Event occurs on 4 Observation Dates	$0.00

The total payment on the notes will be equal to the Redemption Amount applicable to an investor plus the total contingent coupon payments on the notes.

The following examples illustrate how the Redemption Amount is calculated.

Example 1: A Knock-In Event occurs because the Final Share Price of the Reference Shares is less than the Knock-In Price.

Reference Share	Final Share Price
BMY	50% of Initial Share Price

Since the Final Share Price is less than the Knock-In Price, a Knock-In Event occurs.

Therefore, the Underlying Return will equal:

Final Share Price – Initial Share Price
Initial Share Price

= −0.50

The Redemption Amount = principal amount of the notes × (1 + Underlying Return)

= $1,000 × (1 – 0.50) = $500

Example 2: A Knock-In Event does not occur because the Final Share Price of the Reference Shares is greater than the Knock-In Price.

Reference Share	Final Share Price
BMY	90% of Initial Share Price

Since the Final Share Price is not less than the Knock-In Price, a Knock-In Event does not occur.

Therefore, the Redemption Amount equals $1,000.

Example 3: A Knock-In Event does not occur because the Final Share Price of the Reference Shares is greater than the Knock-In Price.

Reference Share	Final Share Price
BMY	110% of Initial Share Price

Since the Final Share Price is greater than the Initial Share Price, a Knock-In Event does not occur.

Therefore, the Redemption Amount equals $1,000.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOU MAY RECEIVE LESS THAN THE PRINCIPAL AMOUNT AT MATURITY — You may receive less at maturity than you originally invested in the notes, or you may receive nothing, excluding any accrued and unpaid contingent coupons, if any. If the Final Share Price is less than the Knock-In Price, you will be fully exposed to any depreciation in the Reference Shares. In this case, the Redemption Amount you will be entitled to receive will be less than the principal amount of the notes, and you could lose your entire investment. It is not possible to predict whether a Knock-In Event will occur, and in the event that there is a Knock-In Event, by how much the Final Share Price will decrease in comparison to the Initial Share Price. Any payment on the notes is subject to our ability to pay our obligations as they become due.

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THE NOTES WILL NOT PAY MORE THAN THE PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID CONTINGENT COUPON, IF ANY, AT MATURITY OR UPON AUTOMATIC EARLY REDEMPTION — The notes will not pay more than the principal amount, plus accrued and unpaid contingent coupon, if any, at maturity or upon automatic early redemption. Even if the Final Share Price is greater than the Initial Share Price, you will not participate in the appreciation of the Reference Shares. Assuming the notes are held to maturity and the term of the notes is exactly 1 year, the maximum amount payable with respect to the notes is expected to be $1,115 (to be determined on the Pricing Date) for each $1,000 principal amount of the notes.

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THE NOTES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Although the return on the notes will be based on the performance of the Reference Shares, the payment of any amount due on the notes, including any applicable contingent coupon payments, if any, automatic early redemption payment and payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

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THE AVERAGING CONVENTION USED TO CALCULATE THE FINAL SHARE PRICE COULD LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Reference Shares from the Pricing Date to the Final Valuation Date. Your ability to participate in the appreciation of the Reference Shares, if any, may be limited by the 5-day-end-of-term averaging used to calculate the Final Share Price, especially if there is a significant increase in the closing price of the Reference Shares on the Final Valuation Date. Accordingly, you may not receive the benefit of the full appreciation of the Reference Shares, if any, between the Pricing Date and the Final Valuation Date.

•
IF A COUPON BARRIER EVENT OCCURS ON ANY OBSERVATION DATE, YOU WILL NOT RECEIVE ANY CONTINGENT COUPON PAYMENT FOR THE CORRESPONDING CONTINGENT COUPON PERIOD — If a Coupon Barrier Event occurs on an Observation Date, you will not receive any contingent coupon payment for the corresponding contingent coupon period. For example, if a Coupon Barrier Event occurs on every Observation Date, you will not receive any contingent coupon payments during the term of the notes.

•
THE NOTES ARE SUBJECT TO A POTENTIAL AUTOMATIC EARLY REDEMPTION, WHICH WOULD LIMIT YOUR OPPORTUNITY TO ACCRUE CONTINGENT COUPONS OVER THE FULL TERM OF THE NOTES —The notes are subject to a potential automatic early redemption. If a Trigger Event occurs, the notes will be automatically redeemed and you will be entitled to receive a cash payment equal to the principal amount of the notes you hold and any accrued and unpaid contingent coupon payable, if any, on that Contingent Coupon Payment Date, and no further payments will be made in respect of the notes. In this case, you will lose the opportunity to continue to accrue and be paid contingent coupons from the date of Automatic Early Redemption to the scheduled Maturity Date. If the notes are automatically redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that yield as much as the notes.

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NO AFFILIATION WITH THE REFERENCE SHARE ISSUER — We are not affiliated with the Reference Share Issuer. We assume no responsibility for the adequacy of the information about the Reference Share Issuer contained in this pricing supplement. You should make your own investigation into the Reference Shares and the Reference Share Issuer. We are not responsible for the Reference Share Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

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HEDGING AND TRADING IN THE REFERENCE SHARES — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Shares or instruments related to the Reference Shares. We or our affiliates may also trade in the Reference Shares or instruments related to the Reference Shares from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

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ESTIMATED VALUE OF THE NOTES AFTER DEDUCTING CERTAIN COSTS — The estimated value of your notes on the Pricing Date (as determined by reference to our pricing models and our internal funding rate) will be less, and may even be significantly less, than the original Price to Public. The Price to Public of the notes includes the agent’s discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit).  These costs will be effectively borne by you as an investor in the notes.  These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Pricing Date, we value the components of the notes in accordance with our pricing models.  These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing.  Our option valuation models are proprietary.  They take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

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EFFECT OF INTEREST RATE USED IN ESTIMATING VALUE — The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), to account for costs related to structuring and offering the notes.  In circumstances where the internal funding rate is lower than the secondary market credit spread, the value of the notes would be higher if we used our secondary market credit spread.  Our use of our lower internal funding rate is also reflected in the secondary market prices of the notes.  Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value may not be comparable to estimated values of similar notes of other issuers.

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SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) offers to repurchase your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the notes on the Pricing Date.  The estimated value does not represent a minimum price at which we would be willing to buy your notes in any secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors.  These other factors include customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. Furthermore, assuming no change in market conditions or other relevant factors from the Pricing Date, the secondary market price of your notes will be lower than the Price to Public because it will not include the agent’s discounts or commissions and hedging and other transaction costs.  If you sell your notes to a dealer, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we repurchase the notes from such dealer.

We (or an affiliate) may initially offer to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes.  That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise.  We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately 90 days.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the estimated value of the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the prices of the Reference Shares, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Reference Shares;

o	the time to maturity of the notes;

o	the Automatic Early Redemption feature, which would limit the value of the notes;

o	the dividend rate on the Reference Shares;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	events affecting companies engaged in the biopharmaceutical industry;

o
geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Reference Shares or markets generally and which may affect the prices of the Reference Shares; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•
NO OWNERSHIP RIGHTS RELATING TO THE REFERENCE SHARES — Your return on the notes will not reflect the return you would realize if you actually owned the Reference Shares. The return on your investment, which is based on the percentage change in the Reference Shares, is not the same as the total return based on a purchase of the Reference Shares.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the Reference Shares. In addition, the issuers of the Reference Shares will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Shares, and therefore, the value of the notes.

•
ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make anti-dilution adjustments for certain events affecting the Reference Shares. However, an adjustment will not be required in response to all events that could affect the Reference Shares. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected. See “Description of the Securities—Adjustments—For equity securities of a reference share issuer” in the accompanying product supplement.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on any Observation Date) could adversely affect the value of the Reference Shares and, as a result, could decrease the amount you may receive on the notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in the accompanying product supplement.

The Reference Shares

Companies with securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Share Issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below.

According to its publicly available filings with the SEC, Bristol-Myers Squibb Company is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of biopharmaceutical products on a global basis. The common stock of Bristol-Myers Squibb Company, par value $0.10 per share, is listed on The New York Stock Exchange. Bristol-Myers Squibb Company’s SEC file number is 1-1136 and can be accessed through www.sec.gov.

This pricing supplement relates only to the notes offered hereby and does not relate to the Reference Shares or other securities of the Reference Share Issuer. We have derived all disclosures contained in this pricing supplement regarding the Reference Shares and the Reference Share Issuer from the publicly available documents described in the preceding paragraph. In connection with the offering of the notes, neither we nor our affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Share Issuer.

Historical Information

The following graph sets forth the historical performance of the Reference Shares based on the closing price of the of the Reference Shares from January 1, 2009 through January 27, 2014. The closing price of the common stock of Bristol-Myers Squibb Company on January 27, 2014 was $49.72. We obtained the historical information below from Bloomberg, without independent verification.

You should not take the historical prices of the Reference Shares as an indication of future performance of the Reference Shares or the notes. Any historical trend in the prices of the Reference Shares during any period set forth below is not an indication that the prices of the Reference Shares are more or less likely to increase or decrease at any time over the term of the notes.

For additional information on the Reference Shares, see “The Reference Shares” herein.

Market Disruption Events

If the calculation agent determines that on any Observation Date, other than the Final Valuation Date, a market disruption event (as defined in the accompanying product supplement under “Description of the Securities—Market disruption events—For a reference share”) exists or if such day is not a trading day (as defined in the accompanying product supplement under “Description of the Securities—Certain definitions”) for the Reference Shares, then the determination of the closing price for the Reference Shares on such Observation Date will be postponed to the first succeeding trading day for the Reference Shares on which the calculation agent determines that no market disruption event exists in respect of the Reference Shares, unless the calculation agent determines that a market disruption event exists in respect of the Reference Shares on each of the five trading days for the Reference Shares immediately following such Observation Date. In that case, the closing price for the Reference Shares on such Observation Date will be determined as of the fifth succeeding trading day for the Reference Shares following such Observation Date (such fifth trading day, the “calculation date”), notwithstanding the market disruption event in respect of the Reference Shares, and the calculation agent will determine the closing price for the Reference Shares on that deemed Observation Date using its good faith estimate of the settlement price that would have prevailed on the relevant exchange but for the occurrence of a market disruption event.

If the determination of the closing price on an Observation Date other than the Final Valuation Date is postponed as a result of a market disruption event as described above, or because such Observation Date is not a trading day, to a date on or after the corresponding Contingent Coupon Payment Date, then such corresponding Contingent Coupon Payment Date will be postponed to the business day following the latest date to which such determination is so postponed.

If a market disruption event exists on a scheduled Valuation Date or such scheduled Valuation Date (the “Disrupted Valuation Date”) is not an underlying business day, then each Valuation Date scheduled to occur on consecutive underlying business days following such Disrupted Valuation Date, if any, will be postponed by the corresponding number of underlying business days by which such Disrupted Valuation Date is postponed.

If the Final Valuation Date is postponed as a result of a market disruption event as described in the accompanying product supplement or because the scheduled Final Valuation Date is not an underlying business day, then the Maturity Date will be postponed to the fifth business day following the latest Valuation Date.

Material U.S. Federal Income Tax Considerations

The following discussion summarizes material U.S. federal income tax consequences of owning and disposing of the notes that may be relevant to holders of the notes that acquire their notes from us as part of the original issuance of the notes.  This discussion applies only to holders that hold their notes as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”).  Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds the notes as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect.  Tax consequences under state, local and foreign laws are not addressed herein.  No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of the notes, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of the notes, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

Characterization of the Notes

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your notes.  Thus, the characterization of the notes is not certain.  Due to the terms of the notes and the uncertainty of the tax law with respect to characterization of the notes, our special tax counsel, Orrick, Herrington & Sutcliffe LLP, is unable to opine on the characterization of the notes for U.S. federal income tax purposes.  The possible alternative characterizations and risks to investors of such characterizations are discussed below.  Based on the advice of our special tax counsel, we intend to treat the notes, for U.S. federal income tax purposes, as prepaid financial contracts, with respect to the Reference Shares, that are eligible for open transaction treatment in part.  In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the notes, you agree to treat the notes for all tax purposes in accordance with such characterization.  In light of the fact that we agree to treat the notes as prepaid financial contracts, the balance of this discussion assumes that the notes will be so treated.

Alternative Characterizations of the Notes

You should be aware that the characterization of the notes as described above is not certain, nor is it binding on the IRS or the courts.  Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described below.  For example, the IRS might characterize a security as a notional principal contract (an “NPC”).  In general, payments on an NPC are accrued ratably (as ordinary income or deduction, as the case may be) over the period to which they relate income regardless of an investor’s usual method of tax accounting.  Payments made to terminate an NPC (other than perhaps a final scheduled payment) are capital in nature.  Deductions for NPC payments may be limited in certain cases.  Certain payments under an NPC may be treated as U.S. source income.  The IRS could also seek to characterize your notes as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange.  In such case, the notes would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss.  If the notes have a term of one year or less, it is also possible that the IRS would assert that the notes constitute short-term debt obligations.  Under Treasury regulations, a short-term debt obligation is treated as issued at a discount equal to the difference between all payments on the obligation and the obligation’s issue price.  A cash method U.S. Holder that does not elect to accrue the discount in income currently should include the payments attributable to interest on the security as income upon receipt.  Under these rules, any contingent payment would be taxable upon receipt by a cash basis taxpayer as ordinary interest income.  If the notes have a term of more than one year, the IRS might assert that the notes constitute debt instruments that are “contingent payment debt instruments” that are subject to special tax rules under the applicable Treasury regulations governing the recognition of income over the term of your notes.  If the notes were to be treated as contingent payment debt instruments, you would be required to include in income on an economic accrual basis over the term of the notes an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your notes, or the comparable yield.  The characterization of securities as contingent payment debt instruments under these rules is likely to be adverse.  You should consult your tax advisor regarding the possible tax consequences of characterization of the notes as debt instruments.  We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes.  If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership.  If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the notes.

In accordance with the agreed-upon tax treatment described above, a U.S. Holder will treat any coupon payment received in respect of a security as ordinary income includible in such U.S. Holder’s income in accordance with the U.S. Holder’s method of accounting.  If the security provides for the payment of the redemption amount in cash based on the return of the Reference Shares, upon receipt of the redemption amount of the notes from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time.  For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity.  For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.  If the security provides for the payment of the redemption amount in physical shares or units of the Reference Shares, the U.S. Holder should not recognize any gain or loss with respect to the security (other than with respect to cash received in lieu of fractional shares or units, as described below).  A U.S. Holder should have a tax basis in all physical shares or units received (including for this purpose any fractional shares or units) equal to its tax basis in the security (generally its cost).  A U.S. Holder’s holding period for any physical shares or units received should start on the day after the delivery of the physical shares or units.  A U.S. Holder should generally recognize short-term capital gain or loss with respect to cash received in lieu of fractional shares or units in an amount equal to the difference between the amount of such cash received and the U.S. Holder’s basis in the fractional shares or units, which should be equal to the U.S. Holder’s basis in all of the physical shares or units (including the fractional shares or units), multiplied by a fraction, the numerator of which is the fractional shares or units and the denominator of which is all of the physical shares or units (including fractional shares or units).

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost).  For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition.  For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Medicare Tax

For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. person’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year.  “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the notes) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities).  Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain.  Any interest earned or deemed earned on the notes and any gain on sale or other taxable disposition of the notes will be subject to the Medicare Tax.  If you are an individual, estate, or trust, you are urged to consult with your tax advisor regarding application of Medicare Tax to your income and gains in respect of your investment in the notes.

Securities Held Through Foreign Entities

Under the “Hiring Incentives to Restore Employment Act” (“FATCA” or the “Act”) and recently finalized regulations, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to “foreign financial institutions” (as defined in the regulations or an applicable intergovernmental agreement) (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account.  The term “withholdable payments” generally includes (1) payments of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States.  “Passthru payments” means any withholdable payment and any foreign passthru payment.  FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%.  We will treat payments on the notes as withholdable payments for these purposes.

Withholding under FATCA will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law.  Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity.

Pursuant to the recently finalized regulations described above and subject to the exceptions described below, FATCA’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above) made after December 31, 2013 (other than certain payments made with respect to a “preexisting obligation,” as defined in the regulations); (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2016; and (iii) foreign passthru payments made after the later of December 31, 2016, or six months after the date that final regulations defining the term ”foreign passthru payment” are published.  Notwithstanding the foregoing, the provisions of FATCA discussed above generally will not apply to (a) any obligation (other than an instrument that is treated as equity for U.S. tax purposes or that lacks a stated expiration or term) that is outstanding on January 1, 2014 (a “grandfathered obligation”); (b) any obligation that produces withholdable payments solely because the obligation is treated as giving rise to a dividend equivalent pursuant to Code section 871(m) and the regulations thereunder that is outstanding at any point prior to six months after the date on which obligations of its type are first treated as giving rise to dividend equivalents; and (c) any agreement requiring a secured party to make payments with respect to collateral securing one or more grandfathered obligations (even if the collateral is not itself a grandfathered obligation).  Thus, if you hold your notes through a foreign financial institution or foreign entity, a portion of any of your payments made after December 31, 2013, may be subject to 30% withholding.

Non-U.S. Holders Generally

The U.S. withholding tax consequences of any coupon payment in respect of the notes is uncertain.  Given the uncertainty, we will withhold U.S. income tax at a rate of 30% on any coupon payment.  It may be possible for a holder of the notes that is not a U.S. Holder (a “Non-U.S. Holder”) to take the position that some or all of a coupon payment is exempt from the 30% U.S. withholding tax or subject to a reduced withholding tax rate under an applicable tax treaty.  Any Non-U.S. Holder taking the position that a coupon payment is exempt from the 30% withholding tax or eligible for a reduced rate of U.S. withholding tax may seek a refund or credit of any excess amounts withheld by us by filing an appropriate claim for refund with the IRS.

Payment of the redemption amount by us in respect to the notes (except to the extent of the coupons) to a Non-U.S. Holder that has no connection with the United States other than holding its securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements.  Any gain realized upon the sale or other disposition of the notes by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.  Any effectively connected gains described in clause (1) above realized by a Non-U.S. Holder that is, or is taxable as, a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the notes should refer to the discussion above relating to U.S. Holders.

Substitute Dividend and Dividend Equivalent Payments

The Act and recently proposed and temporary regulations treat a “dividend equivalent” payment as a dividend from sources within the United States.  Under the Act, unless reduced by an applicable tax treaty with the United States, such payments generally will be subject to U.S. withholding tax.  A “dividend equivalent” payment is (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii).  Proposed regulations provide criteria for determining whether a notional principal contract will be a specified notional principal contract, effective for payments made after December 31, 2013.

Proposed regulations address whether a payment is a dividend equivalent.  The proposed regulations provide that an equity-linked instrument that provides for a payment that is a substantially similar payment is treated as a notional principal contract for these purposes.  An equity-linked instrument is a financial instrument or combination of financial instruments that references one or more underlying securities to determine its value, including a futures contract, forward contract, option, or other contractual arrangement.  The proposed regulations consider any payment, including the payment of the purchase price or an adjustment to the purchase price, to be a substantially similar payment (and, therefore, a dividend equivalent payment) if made pursuant to an equity-linked instrument that is contingent upon or determined by reference to a dividend (including payments pursuant to a redemption of stock that gives rise to a dividend) from sources within the United States.  The rules for equity-linked instruments under the proposed regulations will be effective for payments made after the rules are finalized.  Where the notes reference an interest in a fixed basket of securities or a “customized index,” each security or component of such basket or customized index is treated as an underlying security in a separate notional principal contract for purposes of determining whether such notional principal contract is a specified notional principal contract or an amount received is a substantially similar payment.

We will treat any portion of a payment or deemed payment on the notes that is substantially similar to a dividend as a dividend equivalent payment, which will be subject to U.S. withholding tax unless reduced by an applicable tax treaty and a properly executed IRS Form W-8 (or other qualifying documentation) is provided.  Non-U.S. Holders should consult their tax advisors regarding whether payments or deemed payments on the notes constitute dividend equivalent payments.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The notes may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the notes at the time of his or her death.  The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States.  Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

IRS Notice and Proposed Legislation on Certain Financial Transactions

In Notice 2008-2, the IRS and the Treasury Department stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the notes should be required to accrue income during the term of the instrument.  The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual.  Additionally, unofficial statements made by IRS officials have indicated that they will soon be addressing the treatment of prepaid forward contracts in proposed regulations.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the notes to recognize income in respect of the notes prior to receipt of any payments thereunder or sale thereof.  Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the notes being treated as ordinary income.  It is also possible that a Non-U.S. Holder of the notes could be subject to U.S. withholding tax in respect of the notes under such regulations or other guidance.  It is not possible to determine whether such regulations or other guidance will apply to your notes (possibly on a retroactive basis).  You are urged to consult your tax advisor regarding Notice 2008-2 and its possible impact on you.

More recently, on January 24, 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments.  If enacted as proposed, the effect of that legislation generally would be to require instruments such as the notes acquired after December 31, 2013, to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.  You are urged to consult your tax advisor regarding the draft legislation and its possible impact on you.

Information Reporting Regarding Specified Foreign Financial Assets

The Act and temporary and proposed regulations generally require individual U.S. Holders (“specified individuals”) and “specified domestic entities” with an interest in any “specified foreign financial asset” to file an annual report on IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets is greater than $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year.  Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report.  The proposed regulations relating to specified domestic entities apply to taxable years beginning after December 31, 2011.  Under the proposed regulations, “specified domestic entities” are domestic entities that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets.  Generally, specified domestic entities are certain closely held corporations and partnerships that meet passive income or passive asset tests and, with certain exceptions, domestic trusts that have a specified individual as a current beneficiary and exceed the reporting threshold.  Specified foreign financial assets include any depository or custodial account held at a foreign financial institution; any debt or equity interest in a foreign financial institution if such interest is not regularly traded on an established securities market; and, if not held at a financial institution, (1) any stock or security issued by a non-U.S. person, (2) any financial instrument or contract held for investment where the issuer or counterparty is a non-U.S. person, and (3) any interest in an entity which is a non-U.S. person.

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder.  Pursuant to a recent IRS Notice, reporting by domestic entities of interests in specified foreign financial assets will not be required before the date specified by final regulations, which will not be earlier than taxable years beginning after December 31, 2012.  Penalties apply to any failure to file IRS Form 8938.  Additionally, in the event a U.S. Holder (either a specified individual or specified domestic entity) does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your tax advisor as to the possible application to you of this information reporting requirement and related statute of limitations tolling provision.

Backup Withholding and Information Reporting

A holder of the notes (whether a U.S. Holder or a Non-U.S. Holder) may be subject to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.  Backup withholding is not an additional tax.  You can claim a credit against your U.S. federal income tax liability for amounts withheld under the backup withholding rules, and amounts in excess of your liability are refundable if you provide the required information to the IRS in a timely fashion.  A holder of the notes may also be subject to information reporting to the IRS with respect to certain amounts paid to such holder unless it (1) is a Non-U.S. Holder and provides a properly executed IRS Form W-8 (or other qualifying documentation) or (2) otherwise establishes a basis for exemption.

Credit Suisse AG

Credit Suisse AG, London Branch (“CSLB”), was registered in England and Wales on 22 April 1993 and is, among other things, a vehicle for various funding activities of Credit Suisse AG. CSLB exists as part of Credit Suisse AG and is not a separate legal entity, although it has independent status for certain tax and regulatory purposes. CSLB is authorized and regulated by FINMA in Switzerland, is authorized by the Prudential Regulation Authority in the UK and is subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the UK. CSLB is located at One Cabot Square, London EC14 4QJ, Tel: +44 20 7888 8888. For additional information, see “Credit Suisse AG” in the accompanying product supplement.

Credit Suisse may at any time substitute another of its branches for the branch through which it acts under the notes for all purposes under the notes.

Supplemental Plan of Distribution

Under the terms of distribution agreements with JPMS LLC and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMS LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10.00 per $1,000 principal amount of notes and will forgo fees for sales to fiduciary accounts. For additional information, see “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

We expect to deliver the notes against payment for the notes on the Settlement Date indicated herein, which may be a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Pricing Date, purchasers who wish to transact in the notes more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Credit Suisse